October 16, 2009

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4631

Washington, DC  20549-3628

Attn:	Rufus Decker
Accounting Branch Chief
Division of Corporation Finance

	Re:	Crocs, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File No. 0-51754

Ladies and Gentlemen:

Crocs, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated September 29, 2009, to Russell Hammer, Chief Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the period ended June 30, 2009, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response (in bold).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.                                       Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Where applicable, we have indicated in our responses what the revisions to our disclosure will look like in future filings.  We will include these revisions in future filings, as applicable.

Management’s Discussion and Analysis

Results of Operations

Comparison of the Years Ended December 31, 2008 and 2007, page 39

2.                                       Comment:  We note your response to prior comment 2.  You provide additional proposed disclosures in your response to prior comment 3 regarding the factors and circumstances that led you to accept a significant more amount of returns in the current period.  Please show us in your supplemental response what additional disclosures you intend to provide regarding whether you expect these factors and circumstances to continue in future periods.

Response:  In addition to the disclosure we proposed in our response to your prior comment 2, as well as the additional proposed disclosures in our response to your prior comment 3 regarding additional factors and circumstances affecting sales returns and allowances, we will include the following disclosure in future filings on Form 10-K and in interim filings, where appropriate:

Management believes that the granting of return requests and allowances to customers in response to the severe economic downturn was strategically important to our business.  We cannot predict changes in macroeconomic trends, but our sell-through has since improved in the wholesale channel.  Accordingly, we do not expect to grant return requests and allowances to customers in the future to the extent that we did during the year ended December 31, 2008. However, we may grant such requests in the future, on a limited basis, should management determine returns are necessary to the future success of our business. We are not currently aware of any circumstances that would, in the future, give rise to a significant change in sales returns and allowances as a result of the other aforementioned factors that we take into consideration when forming our judgments regarding the adequacy of our sales returns and allowances reserves.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Capitalized Software, page F-10

3.                                       Comment:  We note your response to prior comment 8.  Please show us in your supplemental response what the additional disclosures will look like related to capitalized software.  These disclosures should include the nature of the capitalized software as well as impairment considerations.

Response:  Our disclosure regarding capitalized software included in our future Form 10-K filings will be amended to read substantially as follows (which has been marked for changes from our disclosure as previously filed):

Capitalized Software — The Company capitalizes certain internal and external software acquisition and development costs that benefit future years in accordance with Statement of Position (“SOP”) SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.  Internal-use capitalized software costs are amortized over their expected useful life, which is generally seven years.  The Company capitalizes certain costs associated with software such as costs of employees and contractors devoting time to the software development projects and external direct costs for materials and services.  Initial costs associated with internally-developed-and-used software ~~to be used internally~~ are expensed until ~~the point at which~~ management determines, based on its judgment, that the project has reached the application development stage.  After the application development stage is achieved, subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.  Software maintenance and training costs are expensed in the period in which they are incurred.  ~~The determination of when the software is in the application development state and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including but not limited to, estimated economic life and changes in software and hardware technology.~~ As of December 31, 2008, capitalized software consisted primarily of our enterprise resource system software, warehouse management software and point of sale software.  Ongoing assessments of the recoverability of capitalized software development costs require management to make judgments. At least annually, we consider the potential impairment of capitalized software using guidance in FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and in SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.  In accordance with this guidance, we consider the substantive service potential of the software, changes in the extent or manner in which the software is used or is expected to be used, significant changes made or planned to be made to the software, and the actual cost of software development or modification compared to expected cost.  As a result of this analysis, we determined that no impairment should be recorded related to capitalized software as of December 31, 2008.

For future interim filings, we will refer to our prospective 10-K disclosure, as indicated above, or, when applicable, will update this disclosure to reflect the effects of any significant changes.

Foreign Currency Translation and Foreign Currency Transactions, page F-12

4.                                       Comment:  We note your response to prior comment 9.  Given that net realized and unrealized gains and losses on foreign currency transactions represented approximately 13% of your loss before income taxes for the year ended December 31, 2008, please expand your disclosures to state which line item(s) include these amounts and correspondingly the amount included in each line item.  In a similar manner to your response, please disclose the nature of these transactions denominated in foreign currencies and your basis for including the amounts in these line items.

Response:  Our disclosure regarding foreign currency transactions included in our future Form 10-K filings will be amended to include disclosures requested in your comment above.  The additional disclosure will read substantially as follows:

For the year ended December 31, 2008, the Company recognized realized losses and unrealized losses on foreign currency transactions of $3.8 million and $21.6 million, respectively.  For the year ended December 31, 2007, the Company recognized realized losses and unrealized gains on foreign currency transactions of $1.5 million and $8.6 million, respectively.  For the year ended December 31, 2006, the Company recognized realized losses on foreign currency transactions of $0.7 million and an immaterial amount of unrealized gains on foreign currency transactions.  These foreign currency exposures are primarily associated with payables and receivables arising from intercompany transactions.  As these costs are associated with operational activities, the associated realized and unrealized gains and losses have been included within selling, general and administrative expenses in our Consolidated Statement of Operations.

For future interim filings, we will disclose the following, when material:

For the three months ended June 30, 2009 and 2008, the Company recognized realized and unrealized losses on foreign currency transactions of $3.6 million and $1.0 million, respectively.  For the six months ended June 30, 2009 and 2008, the Company recognized realized and unrealized gains on foreign currency transactions of $0.2 million and $10.2 million, respectively.  These foreign currency exposures are primarily associated with payables and receivables arising from intercompany transactions.  As these costs are associated with operational activities, the associated realized and unrealized gains and losses have been included within selling, general and administrative expenses in our Condensed Consolidated Statement of Operations.

Note 12.  Allowances, page F-26

5.                                       Comment:  We note your response to prior comment 12.  In a similar manner to your response, please disclose how you arrive at the amounts included in your table provided in the notes to the financial statements and why there are differences in these amounts compared to the amounts of sales returns and allowances disclosed elsewhere.

Response:  When disclosing returns as they impact our sales in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we calculate the impact using the gross value of the original sale credited, or expected to be credited, to the customer’s account.  However, when providing a rollforward of our reserve for returns and allowances, as in the table provided in the notes to the financial statements, the impact to the reserve is the net of the original sale less the value of the inventories expected to be returned, which represents the expected loss to be accrued, consistent with paragraph 7 of SFAS No. 48. For further clarification, we will add the following statement in our disclosure on our future filings on Form 10-K:

The amounts reflected as “charged to costs and expenses” in the table below are the net of the original sale less the value of the inventories expected to be returned.

Note 13.  Income Taxes, page F-27

6.                                       Comment:  We note your response to prior comment 11.  You state that the significant components of deferred tax assets for which a valuation allowance has been applied consist of net operating losses in certain tax jurisdictions for which management believes there is not sufficient positive evidence that such net operating losses will be realized against future income and book expenses not deductible for tax purposes in the current year such as inventory impairment reserves, accrued severance charges and accrued compensation and benefits that would increase such net operating losses in the same jurisdictions.  Please expand your disclosures to quantify the amount of valuation allowance recorded for each significant component of deferred tax assets, such as net operating loss carryovers or future uncertain tax position offset.

Response:  The significant components of deferred tax assets for which valuation allowances have been provided for during the year ended December 31, 2008 include valuation allowances of $14.3 million against inventory impairment reserves, $12.1 million against accrued expenses, $8.5 million against net operating losses, $7.2 million against stock compensation expense, and $7.0 million against other book expenses not deductible in the current year that would increase net operating losses in those jurisdictions.

We respectfully submit that our disclosures, including those proposed in our response to your prior comment 11, are compliant with applicable accounting rules and regulations.  We have reviewed ASC paragraphs 740-10-50-2 and 740-10-50-3 of the codification and have not found evidence that the disclosures that the Staff is requesting are required by these rules.  We also conducted a review of Forms 10-K previously filed by our competitors and other publicly-traded companies and found no other company that has made such disclosures.  Further, we do not believe that disclosing this level of detail would provide a reasonable investor with additional material information.  Accordingly, we would prefer not to make this additional public disclosure in our future periodic filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

7.                                       Comment:  Please address the above comments in your interim filings as well.

Response:  We will address the above-listed comments in our future interim filings as appropriate.

*  *  *  *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone myself at (303) 848-7000 or Jeff Lasher at (303) 848-7495.  Thank you again for your time and consideration.

Very truly yours,

/s/ Russ Hammer
Russell C. Hammer
Chief Financial Officer

cc:	Jeff Lasher, Controller, Crocs, Inc.
Erik Rebich, General Counsel, Crocs, Inc.
Dave Rooney, Deloitte & Touche LLP
Jason Day, Faegre & Benson LLP